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                                                               January 4, 2006



VIA EDGAR AND HAND DELIVERY

Carmen Moncada-Terry
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Advanced Technology Industries, Inc.
         Registration Statement on Form SB-2
         Filed November 2, 2005
         File No. 333-129383

         Form 10-KSB/A-1
         For the Fiscal Year ended December 31, 2004
         Filed July 22, 2005
         File No. 0-23761


Dear Ms. Moncada-Terry:


Advanced Technology Industries, Inc. (the "Company") has today filed Amendment No. 1 to its Registration Statement on Form SB-2, and Amendment No. 2 to its Form 10-KSB for the Fiscal Year ended December 31, 2004 ("Amended 10-KSB/A-2"). We respond to the comments raised by H. Roger Schwall in his letter dated November 28, 2005 to Allan Klepfisz. For your convenience, the comments are included in this letter and are followed by the applicable response.

FORM SB-2
---------

SELLING STOCKHOLDERS, PAGE 26
-----------------------------

1. EXPAND THE SELLING STOCKHOLDERS TABLE TO INCLUDE THE NATURAL PERSONS WITH POWER TO VOTE OR TO DISPOSE OF THE SECURITIES OFFERED FOR RESALE BY THE ENTITIES THAT ARE LISTED AS SELLING STOCKHOLDERS. IF MORE THAN ONE HOLDER IS LISTED AS A BENEFICIAL OWNER FOR THE SAME SECURITIES, INCLUDE EXPLANATORY TEXT OR FOOTNOTES. SEE INTERPRETATIONS 4S OF THE REGULATION S-K PORTION OF THE MARCH 1999 SUPPLEMENT TO THE CF TELEPHONE INTERPRETATION MANUAL.

     In response to the Staff's comment, the Selling Stockholders table has been revised to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders.

2. IDENTIFY AS UNDERWRITERS ALL SELLING STOCKHOLDERS WHO ARE REGISTERED BROKER-DEALERS, UNLESS ANY SUCH REGISTERED BROKER-DEALERS RECEIVED THEIR SHARES AS COMPENSATION FOR INVESTMENT BANKING SERVICES. IDENTIFY AS UNDERWRITERS ALL AFFILIATES OF REGISTERED BROKER-DEALERS THAT ARE LISTED AS SELLING STOCKHOLDERS UNLESS YOU CAN CONFIRM TO US EACH (1) PURCHASED ITS SECURITIES IN THE ORDINARY COURSE OF BUSINESS AND (2) AT THE TIME OF PURCHASE, HAD NO AGREEMENTS OR UNDERSTANDINGS, DIRECTLY OR INDIRECTLY, WITH ANY PARTY TO DISTRIBUTE THE SECURITIES.

     In response to the Staff's comment, we have revised the Selling Stockholders section to state that none of the selling stockholders are, or are an affiliate of, a registered broker-dealer.

PLAN OF DISTRIBUTION, PAGE 30
-----------------------------

3. WE NOTE THAT THE SELLING STOCKHOLDERS MAY ENGAGE IN SHORT SALES OF YOUR COMMON STOCK. PLEASE SEE CORPORATION FINANCE TELEPHONE INTERPRETATION
         A.65 IN THAT REGARD.

     In response to the Staff's comment, we have revised the Plan of Distribution section to clarify that selling stockholders may only engage in short sales following the effectiveness of the registration statement.


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FORM 10-KSB/A-1 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
-----------------------------------------------------------

4. WE NOTE YOUR STATEMENT THAT THE CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER HAVE CONCLUDED THAT IF YOU "ARE ABLE TO SUCCESSFULLY ADDRESS THE MATERIAL WEAKNESS IN YOUR INTERNAL ACCOUNTING CONTROLS...[Y]OUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE TO ENSURE THAT INFORMATION REQUIRED TO BE INCLUDED IN [Y]OUR PERIODIC SEC FILINGS IS RECORDED, PROCESSED, SUMMARIZED, AND REPORTED WITH THE PERIODS SPECIFIED IN THE SEC RULES AND FORMS." GIVEN THE EXCEPTION NOTED, IT REMAINS UNCLEAR WHETHER YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER HAVE CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE. PLEASE REVISE YOUR DISCLOSURE TO STATE, IN CLEAR AND UNQUALIFIED LANGUAGE, THE CONCLUSIONS REACHED BY YOUR CHIEF EXECUTIVE OFFICER AND YOUR CHIEF FINANCIAL OFFICER ON THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES. FOR EXAMPLE, IF TRUE, YOU CAN STATE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE INCLUDING CONSIDERATION OF THE IDENTIFIED MATTERS, SO LONG AS YOU PROVIDE APPROPRIATE DISCLOSURE EXPLAINING HOW THE DISCLOSURE CONTROLS AND PROCEDURES WERE DETERMINED TO BE EFFECTIVE IN LIGHT OF THE IDENTIFIED MATTERS. OF, IF TRUE, YOU CAN STATE THAT GIVEN THE IDENTIFIED MATTERS, YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE NOT EFFECTIVE.

     In response to the Staff's comment, we have filed the Amended 10-KSB/A-2 on December 30, 2005 which states, in clear and unqualified language, the conclusions reached by our chief executive officer and chief financial officer on the effectiveness of the disclosure controls and procedures of the Company.

5. WE NOTE YOUR STATEMENT THAT "THERE HAVE NOT BEEN ANY CHANGES IN THE COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING." CONFIRM THE ACCURACY OF THIS STATEMENT, IN LIGHT OF YOUR DISCLOSURE INDICATING THAT YOU HAVE IMPLEMENTED SEVERAL MEASURES TO CORRECT THE MATERIAL WEAKNESSES THAT WERE IDENTIFIED IN YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING.

     In response to the Staff's comment we have filed the Amended 10-KSB/A-2 on December 30, 2005 to indicate the measures the Company has implemented to correct the material weaknesses that were identified in the Company's internal control over financial reporting.



         Should you have any questions or comments regarding the foregoing, please contact the undersigned at (949) 677-7473.



                                            Sincerely,

                                            /s/ James Samuelson

                                            James Samuelson

                                            Chief Financial Officer